Hilda Mackow, Vice President of Communications
                                  Moore Corporation Limited
                                  (416) 364-2600

                                  Lissa Perlman
                                  Kekst and Company
                                  (212) 593-2655



            DELAWARE COURT DENIES WALLACE COMPUTER SERVICES' MOTION
                     TO DISMISS MOORE CORPORATION'S LAWSUIT



TORONTO (September 20, 1995) -- Moore Corporation Limited (TSE, ME, NYSE:MCL) said today that the United States District Court for the District of Delaware denied Wallace Computer Services' (NYSE:WCS) motion to dismiss Moore Corporation's lawsuit to set aside the Wallace takeover defenses. The Court found that a case or controversy existed and that Delaware is a logical forum in which the case could be heard. Wallace had moved to dismiss Moore's lawsuit on the grounds that no case or controversy existed and that Moore was attempting to "forum shop".

Moore's lawsuit primarily seeks an order compelling the Wallace Board of Directors to redeem Wallace's "poison pill" or make it inapplicable to Moore's tender offer and the merger it intends to consummate upon successful completion of its offer. It also seeks to prevent Wallace from using other defensive measures to impede the offer, the proposed merger or the proxy solicitation that Moore is pursuing.

                                      ###

Moore Corporation Limited (TSE, ME, NYSE:MCL)is a global leader in delivering information handling products and services that create efficiency and enhance competitiveness for customers. Founded in Toronto in 1882, Moore has approximately 20,000 employees and over 100 manufacturing facilities serving customers in 59 countries. Sales in 1994 were US$2.4 billion.